EXHIBIT 23.1

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” and “Selected Consolidated Financial Data” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-101292) and related Prospectus of Cell Therapeutics, Inc. for the registration of (i) $102,900,000 principal amount of its 5.75% Convertible Senior Subordinated Notes due June 15, 2008, and (ii) 10,290,000 shares of its common stock issuable upon the conversion of the 5.75% Convertible Senior Subordinated Notes due June 15, 2008, and to the incorporation by reference therein of our report dated February 8, 2002 with respect to the consolidated financial statements and schedule of Cell Therapeutics, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

Seattle, Washington
November 25, 2002